As filed with the Securities and Exchange Commission on November __, 2001
                                                   Registration No. 333-73286


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM SB-2

                          REGISTRATION STATEMENT UNDER
                           THE SECURITIES ACT OF 1933


                                CARCORP USA, INC.
                 (Name of Small Business Issuer in its Charter)



          DELAWARE                    532100
 (State of jurisdiction of       (Primary Standard           (I.R.S. Employer
incorporation or organization) Industrial Classification  Identification Number)
                                    Code Number)

                                2600 NW 55 COURT
                                    SUITE 234
                         FORT LAUDERDALE, FLORIDA 33309
                                 (888) 735-5557
          (Address and telephone number of principal executive offices and principal place of business)

                                MICHAEL J. DEMEO
                                2600 NW 55 COURT
                                    SUITE 234
                         FORT LAUDERDALE, FLORIDA 33309
                                 (888) 735-5557
            (Name, address and telephone number of agent for service)


                                   COPIES TO:
                             Warren J. Soloski, Esq.
                            11300 West Olympic Blvd.
                                    Suite 800
                          Los Angeles, California 90064
                                 (310) 477-9742


The Registrant hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended (the "Securities Act") or until the Registration Statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.


APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: As soon as practicable after the effective date of this Registration Statement.

If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box. [X]

If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. [ ]

If the delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [ ]